================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE TO/A
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                             BELL MICROPRODUCTS INC.
                       (Name of Subject Company (issuer))

                             BELL MICROPRODUCTS INC.
                (Names of Filing Persons (identifying status as
                        offeror, issuer or other person))

                                   ----------

3 3/4 % CONVERTIBLE SUBORDINATED NOTES,                         078137AC0
          SERIES B DUE 2024                                  (CUSIP Number of
   (Title of Class of Securities)                          Class of Securities)

                                   ----------

                                   Copies to:

     HOLLY ANDERSON
   CORPORATE SECRETARY                                 MELODIE R. ROSE
 BELL MICROPRODUCTS INC.                           FREDRIKSON & BYRON, P.A.
  1941 RINGWOOD AVENUE                        200 SOUTH SIXTH STREET, SUITE 4000
SAN JOSE, CALIFORNIA 95131                          MINNEAPOLIS, MN 55402
    (408) 451-9400                                    (612) 492-7000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                           CALCULATION OF FILING FEE


    TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**
    ----------------------                          ----------------------

         $109,850,000                                     $11,753.95

-------------------

* Calculated solely for purposes of determining the filing fee. The purchase price of the 3 3/4 % Convertible Subordinated Notes, Series B due 2024, as described herein, is $1,000 per $1,000 principal amount outstanding.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction. Previously paid.


|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:   $11,753.95   Filing party: Bell Microproducts Inc.
    Form or Registration No.: Schedule TO  Date Filed:   December 13, 2006

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    |_| Third-party tender offer         |X| Issuer tender offer subject to
        subject to Rule 14d-1                Rule 13e-4.

    |_| Going-private transaction        |_| Amendment to Schedule 13D
        subject to Rule 13e-3.               under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:    |_|


================================================================================

This Amendment (the "Amendment") to Tender Offer Statement on Schedule TO (the "Schedule TO") is being filed by Bell Microproducts Inc. (the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (as amended or supplemented) to purchase for cash any and all outstanding 3 3/4 % Convertible Subordinated Notes, Series B due 2024 (the "Notes"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2006, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal, which are Exhibits (a)(1) and Exhibit
(a)(2) to the Schedule TO, respectively. Capitalized terms used but not defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase. Except as set forth in this Amendment, the terms of the Tender Offer remain the same as set forth in the Offer to Purchase.

ITEM 1.  SUMMARY TERM SHEET.

The Company announced on January 19, 2007 that it was terminating its Offer to Purchase dated December 13, 2006.

The Company, pursuant to rights reserved in its Offer to Purchase dated December 13, 2006, has determined that it is in the best interests of the Company to terminate the Offer to Purchase effective upon making public notice thereof.

Pursuant to Rule 13e-4(f)(5), the Company shall promptly return all tendered Notes to the holders without cost to such tendering Note holders.

ITEM 2.  SUBJECT COMPANY INFORMATION.

This item is amended by the information set forth under Item 1 above.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

This item is amended by the information set forth under Item 1 above.

ITEM 4.  TERMS OF THE TRANSACTION.

This item is amended by the information set forth under Item 1 above.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AMENDMENTS.

This item is amended by the information set forth under Item 1 above.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

This item is amended by the information set forth under Item 1 above.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This item is amended by the information set forth under Item 1 above.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

This item is amended by the information set forth under Item 1 above.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

This item is amended by the information set forth under Item 1 above.

ITEM 10.  FINIANCIAL STATEMENTS.

This item is amended by the information set forth under Item 1 above.

ITEM 11.  ADDITIONAL INFORMATION.

This item is amended by the information set forth under Item 1 above.

ITEM 12.  EXHIBITS.

Item 12(a) of the Schedule TO is hereby amended by the information set forth under Item 1 above, and the following exhibit is filed herewith:


       (a)(9)   Press Release issued by the Company on January 19, 2007.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2007

                                           BELL MICROPRODUCTS INC.

                                           By:    /s/ James E. Illson
                                                  ------------------------------
                                           Name:  James E. Illson
                                           Its:   Chief Financial Officer






                                       3